UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Under the Securities Exchange Act of 1934

CHINA XD PLASTICS COMPANY LIMITED
(Exact name of registrant as specified in its charter)

Nevada	333-134073	04-3836208
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

No. 9 Qinling Road, Yingbin Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang, P.R. China	150078
(Address of Principal Executive Offices)	(Zip Code)

86-451-84346600
Registrant's Telephone Number, Including International Code and Area Code

None
(Former name or former address, if changed since last report)

***************
NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
REQUESTED TO SEND THE COMPANY A PROXY.
***************

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

May 1, 2009

This Information Statement is being furnished to holders of record as of April 20, 2009 of the common stock of China XD Plastics Company Limited., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “34 Act”), and Rule 14f-1 promulgated thereunder.

No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited. References throughout this Information Statement to “we,” “us” and “our” are to China XD Plastics Company Limited.

CHINA XD PLASTICS COMPANY LIMITED
No. 9 Qinling Road, Yingbin Road Centralized Industrial Park Harbin
Development Zone
Heilongjiang, China 150078

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about May 4, 2009 to the holders of record of shares of common stock, $0.0001 par value, of China XD Plastics Company Ltd., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Lawrence W. Leighton, Cosimo J. Patti, Linyuan Zhai, Yong Jin and Taylor Zhang (“Incoming Directors”) to the Board of Directors of the Company (the “Board”) and the resignation of Junjie Ma as a director. The appointment of the Incoming Directors to the Board which was made by unanimous written consent of the Board on May 1, 2009 to take effect on May 14, 2009, subject to the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act and the mailing of this Information Statement to the Company’s stockholders.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

The information contained in this Information Statement concerning Incoming Directors has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the other information provided herein. The principal executive offices of the Company are currently No. 9 Qinling Road, Yingbin Road Centralized Industrial Park Harbin Development Zone, Heilongjiang, China 150078.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has two classes of voting stock outstanding consisting of common stock, par value $0.0001 per share (“Common Stock”) and Series B preferred stock, par value $0.0001 per share (“Series B Preferred Stock”). There are currently 38,999,874 shares of Common Stock issued and outstanding (which includes 1,000,000 shares of Series A Convertible Preferred Stock automatically converted into 38,194,072 shares of Common Stock on April 20, 2009), and each share of Common Stock is entitled to one vote. There are currently 1,000,000 shares of Series B Preferred Stock issued and outstanding, and all of the issued and outstanding shares of Series B Preferred Stock have voting power equal to 40% of the total voting power of all of the issued and outstanding shares of the Common Stock.

The following table lists, as of April 28, 2009, the number of shares of common stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The Company currently had 550,000,000 shares of stock authorized, of which 500,000,000 shares of Common Stock were authorized, issued and outstanding and 50,000,000 shares of preferred stock were authorized, of which 1,000,000 shares of Series B Preferred Stock were issued and outstanding.

There are no options or warrants convertible into shares of Common Stock.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class

Jie Han	0	0
Qingwei Ma	0	0
Junjie Ma	0	0
All officers and directors as a group (3 persons)	0	0

XD Engineering Plastics Company Limited	32,510,131	83.4	%(3)
P.O. Box 957, Offshore Incorporations Centre
Road Town, Tortola, British Virgin Islands

(1)	Except as otherwise noted, each shareholder’s address is No. 9 Qinling Road, Yingbin Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang, China 150078.

(2)	Except as otherwise noted, all shares are owned of record and beneficially.

(3)	Includes the conversion of 32,104,266 shares of Series A Convertible Preferred Stock on April 20, 2009. XD also is the holder of 1,000,000 shares of Series B Preferred Stock which has voting power equivalent to 40% of the total voting power of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Each director is elected for until the next annual meeting of shareholders and their successor is elected and qualified.

The following is a list of the names and ages of our current and incoming directors and executive officers:

Name	Age	Positions with the Company

Jie Han	43	Chairman, Chief Executive Officer
Taylor Zhang	31	Director, Chief Financial Officer
Qingwei Ma	35	Director, Chief Operating Officer
Lawrence W. Leighton	74	Director
Cosimo J. Patti	59	Director
Linyuan Zhai	59	Director
Yong Jin	74	Director

All current directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors.

Following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act and the mailing of this Information Statement to the Company’s stockholders, the Board of Directors will be composed of seven (7) members: Jie Han, Qingwei Ma, Lawrence W. Leighton, Cosimo Patti, Linyuan Zhai, Yong Jin and Taylor Zhang. Mr. Jie Han will continue to serve as the Chairman of the Board of Directors. The Company has not yet adopted independence standards with respect to its Board of Directors and has not yet made a determination as to which directors are independent, if any. There are no family relationships between any director and executive officer. The Company held three meetings during fiscal year 2008.

BIOGRAPHICAL INFORMATION REGARDING THE DIRECTOR AND EXECUTIVE OFFICERS

The principal occupation and brief summary of the background of the Company’s current and incoming director and executive officers is as follows:

Jie Han. Mr. Han co-founded Xinda in 2004, and has been employed by Xinda since that time. In January 2008 Mr. Han was appointed Chairman and Chief Executive Officer of Xinda. Prior to organizing Xinda High-tech, which was founded in 2003, Mr. Han had been associated with the Harbin Xinda Nylon Factory, which he founded in 1985. With 24 years of experiences in the industry, Mr. Jie Han is an expert in the management and financial works dealing with the manufacture and distribution of modified plastic products. Mr. Han currently serves as an executive director of China Plastic Processing Industry Association and is also a director of the Heilongjiang Industry and Commerce Association. In addition, Mr. Han serves as a deputy to the Harbin Municipal People’s Congress.

Taylor Zhang. Mr. Zhang has over seven years of experience in finance and operation in a broad range of industries. Immediately prior joining China XD, Mr. Zhang served as CFO of Advanced Battery Technologies, Inc (Nasdaq: ABAT). From 2007 to 2008, he served as Vice President of Finance in China Natural Gas (OTCBB: CHNG). From 2005 to 2007, Mr. Zhang worked as a research analyst in New York Private Equity. From 2000 to 2002, Mr. Zhang worked as a finance manager at Datong Thermal Power Company. Mr. Zhang was awarded an M.B.A. degree by the University of Florida in 2005.  In 2000 he was awarded a Bachelor’s Degree in mechanical and electronic engineering by the Beijing Technology and Business University.

Qingwei Ma. Mr. Ma has been employed as General Manager of Xinda since it was founded in 2004. In 2008 he was promoted to Chief Operating Officer. Prior to joining Xinda, Mr. Ma was employed for six years by Harbin Xinda Nylon Factory as Manager of Quality Assurance, then as Manager of Research and Development, and finally as Production Manager. In 1997 Mr. Ma was awarded a bachelor’s degree by the Northern China Technology University, where he specialized in the chemical engineering of high polymers. Mr. Ma has 11 years of experiences in the industry. He also published two articles in China’s key journals in the areas of modified plastic industry. In 2001 Mr. Ma was selected as “Harbin Quality Work Advanced Enterprise and Advanced Worker”; in 2004 he was awarded the Heilongjiang First Professional Manager Qualification Certificate. One of his inventions, “compound nano modified materials dedicated to the automobile bumper” won the “Science and Technology Progress Awards” issued by Harbin Municipality.

Lawrence W. Leighton.  Mr. Leighton has been an international investment banker for over forty years. He has been Managing Director of Bentley Associates L.P. since 1997. Prior to joining Bentley, he was President and Chief Executive Officer of UI-USA, the merchant bank of the French bank Credit Agricole. He is a Director of China Natural Gas and a Trustee of The Waterford Institute. He was previously a member of the executive committee of the alumni council of Princeton University. Mr. Leighton received his BSE degree from Princeton University and an MBA degree from Harvard Business School. He holds a commercial pilots license.

Cosimo Patti.  Mr. Patti was an arbitrator for the New York Stock Exchange for 18 years and since 2004 he has been an arbitrator for the National Association of Securities Dealers. Since August 1999, Mr. Patti has been the President and Chairman of Technology Integration Group, Inc. In 2004, Mr. Patti joined the board of directors of American Oriental Bioengineering, Inc. (NYSE:AOB), a leading, fully integrated, pharmaceutical company engaged in development, manufacture and commercialization of a broad range of pharmaceutical and healthcare products. From 2002 to 2004, Mr. Patti was the Senior Director of Applications Planning with iCi/ADP. He was the Director of Strategic Cross-border Business with Cedel Bank from 1996 to 1999, and President and Founder of FSI Advisors Group from 1998 to 2002. Mr. Patti attended Brooklyn College from 1968 to 1970.

Yong Jin.  Mr. Jin has been a professor and the dean of Chemistry at Tsinghua University since 1973. He is academician of the Chinese Academy of Engineering, a national and independent organization composed of elected members with the highest honor in the community of engineering and technological sciences in China. He is also an executive member of Chemical Industry and Engineering Society of China and Chinese society of particuology, vice chairman of China Institute of Ecological Economy, director of Industrial Ecology Economy and Technology Committee, Council Convenor of the Chemical discipline in the State Council Academic Degrees Committee, professional advisers for Beijing Municipal Government, Lectureship Award recipient in fluidization by American Institute of Chemical Engineers (AIChE), the world’s leading organization for chemical engineering professionals, with more than 40,000 members from 93 countries, consultant for the Germany magazine ” Chemical engineering & technology “. Jin has published and presented more than 350 papers in important journals and conferences domestically and internationally, 138 of which were included in Science. Jin also has more than 30 patent applications.

Linyuan Zhai.  Mr. Zhai worked for China FAW Group Corporation (“FAW Group”) for 37 years prior to his retirement in 2007. From 2000 to 2007, Mr. Zhai served as general manager of automobile manufacturing for FAW. During his tenure, Mr. Zhai successfully led Four Ring Company, a subsidiary of FAW Group, to go public in China. He is a Senior Expert in the auto industry. With his abundant experience in terms of technology, production, and business management, he is considered one of the pioneers and outstanding contributors of FAW Group’s success.

To the knowledge of management, no director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Also, to the knowledge of management, during the past five years, no present or former directors, executive officers or person nominated to become a director or an executive officer of the Company:

(1)     has had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)     was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3)     was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)     was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above, or to be associated with persons engaged in any such activity.

(5)     was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6)     was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company only has three directors.

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Agreement (as defined below) are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Agreement is attached as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2008.

On December 24, 2008, the Company entered into an Agreement and Plan of Merger (the “Agreement”) by and among its wholly owned acquisition subsidiary China XD Plastics Company Limited (the “Merger Sub”), a Nevada corporation, Favor Sea Limited (“Favor Sea”), a corporation formed under the laws of the British Virgin Islands, and the shareholders of Favor Sea including the principal shareholder, XD. Engineering Plastics Company Limited (“XD”), a British Virgin Islands corporation. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2008, pursuant to the Agreement, the Company acquired all of the outstanding capital stock of Favor Sea, through the Merger Sub. Favor Sea is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Harbin Xinda Macromolecule Material Co., Ltd. (“Xinda”), a limited liability company organized under the laws of the People’s Republic of China. Xinda is engaged in the development, manufacture and marketing of modified plastics, primarily for use in the automotive industry. Xinda’s offices and manufacturing facilities are located in China. In connection with the acquisition the Merger Sub issued 10 shares of the common stock of the Merger Sub which constituted no more than 10% ownership interest in the Merger Sub and 1,000,000 shares of convertible Series A preferred stock of the Company to the shareholders of Favor Sea, and also 1,000,000 shares of Series B preferred stock of the Company to XD, in exchange for the outstanding stock of Favor Sea (the “Merger”). Subsequent to the Merger and as a direct consequence, the name of the Company was changed to “China XD Plastics Company Limited” pursuant to Chapter 92A the Revised Nevada Statutes in connection with the Merger. The 10 shares of the common stock of the Merger Sub were converted into approximately 50,367,778 shares of the common stock of the Company prior to and approximately 405,864 post a reverse stock split of 124.1 for 1 pursuant to Nevada Revised Statutes Section 78.207 for both the total number of authorized shares of common stock and the total number of issued and outstanding shares of common stock, and the 1,000,000 shares of convertible Series A preferred stock of the Company were converted approximately 1:38.2 into 38,194,072 shares of the common stock of the Company after the completion of the Merger so that the shareholders of Favor Sea own approximately 99% of the common stock of the Company.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as described in this Information Statement, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

      1.     Jie Han, our Chief Executive Officer, is affiliated with two companies that have engaged in transactions with Xinda during the past two years. Mr. Han has used these two companies as a source of raw materials and equipment financing for Xinda, in order to reduce Xinda’s working capital expenses.

      2.     Harbin Xinda High-Tech Co., Ltd. (“Xinda High-Tech”) was founded by incumbent president of Xinda, Mr. Jie Han, in July 2003. Xinda Hegh-Tech is mainly engaged in production of electrical wire and wire harness and transactions of plastic materials. Mr. Jie Han transferred 89.29% shares he held in Xinda High-Tech to his wife Mrs. Limei Sun. However, High-Tech does not manufacture modified plastics in competition with Xinda. Xinda has engaged in transactions with Xinda High-Tech since 2007. The relationship has three aspects: an Asset Purchase Agreement, a lease contract and certain raw material purchases.

      3.     On September 20, 2008, Xinda signed the Asset Purchase Agreement with Xinda High-Tech that was discussed in the “Business” section of this Report. The Asset Purchase Agreement provides that Xinda will purchase from Xinda High-Tech six buildings, 19 assembly lines, and the related land use right. The buildings were recently built by Xinda High-Tech; the assembly lines were recently purchased by Xinda High-Tech, and have never been used. On February 21, 2009, Xinda entered into an amendment to the Asset Purchase Agreement which provided that the payment date under the Asset Purchase Agreement would be extended to on or before December 31, 2009. The transactions contemplated by the Assets Purchase Agreement as amended were terminated on May 1, 2009. Xinda agreed to retain the seven assembly lines already purchased from Xinda High-Tech in the amount of RMB47,600,000 (approximately US$7 million) and terminate all other obligations under the Asset Purchase Agreement as amended.

      4.     At the end of April 2008, Mr. Han decided that Xinda should lease the plant and facilities of Xinda High-Tech’s newly-built automotive modified plastics production base. The parties entered into a lease contract for premises located at No. 9, Dalian North Road, Haping Road Centralized Industrial Park, Harbin Development Zone, Heilongjiang Province, China, with an area of 23,893.53 square meters. The lease term was from May 1, 2008 to April 30, 2011. The lease payment was 2 million RMB per year. The lease contract was cancelled when Xinda and Xinda High-Tech entered into the Asset Purchase Agreement on September 20, 2008. On May 1, 2009, Xinda and Xinda High-Tech re-sign a lease of office and factory space at No. 9 Dalian North Road, Haping Road Centralized District, Harbin Development Zone, Harbin, Heilongjiang, China. The leased space is 23,893.53 square meters and the term of the lease is from May 1, 2009 to April 30, 2012. The lease payment is 2 million RMB per year.

      5.     During the year ended December 31, 2008, Xinda purchased raw materials from Xinda High-Tech for a purchase price of $869,491. Such raw materials are used to test the new equipments Xinda High-Tech recently purchased. The purchase price represents the cost incurred by Xinda High-Tech for the goods.

      6.     Heilongjiang Xinda Hyundai Engineering Plastics Co, Ltd (Heilongjiang Xinda Hyundai. Heilongjiang Xinda Hyundai Engineering Plastics Co, Ltd. is a company owned 25% by Hyundai Engineering Plastics Co, Ltd, and 75% by Xinda High-Tech. Since its organization, Heilongjiang Xinda Hyundai has no operations other than the sale of small amounts of raw materials for the plastics. In October of 2008, the Board approved the resolution to liquidate the company. Under this circumstance, Heilongjiang Xinda Hyundai agreed to sell its raw materials to Xinda at their purchase prices. During 2007 Xinda paid $440,554 to Hyundai Engineering Plastics Co, Ltd. for these raw materials, $223,455 in the year 2008 to the same company. The purchase prices represent the cost incurred by Hyundai Engineering Plastics Co, Ltd. for the raw materials.

      7.     As of December 31, 2008, the Company has borrowed a total amount of $332,283 from Mr. Jie Han and $214,951 from Ms. Qiuyao Piao. The loans are intended to be interest free and due upon demand .Other than the aforesaid relationships and transactions, none of our officers or directors has engaged in any transaction during the past fiscal year or the current fiscal year that had a transaction value in excess of $60,000.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table is a summary of the compensation paid to our executive officers for the two years ending December 31, 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Award	Option Award	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total

Jie Han,	2008	$103,632	—	—	—	—	—	—	$103,632
Chief Executive Officer	2007	—	—	—	—	—	—	—	—

Qingwei Ma,	2008	$21,578	—	—	—	—	—	—	$21,578
Chief Operating Officer	2007	$5,782	—	—	—	—	—	—	$5,782

The following is a summary of all options, unvested stock and equity incentive plans for our Executive Officers for the year ending December 31, 2008.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Un-Exercise Options Un-Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: \Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

Jie Han	—	—	—	N/A	N/A	—	—	—	—
Qingwei Ma	—	—	—	N/A	N/A	—	—	—	—

Director Compensation

The Company did not pay any fees to, reimburse any expenses of, make any equity or non-equity awards to or pay any other compensation to its non-employee directors in 2008. All compensation paid to its employee directors is set forth in the tables summarizing executive officer compensation above.

Employment Agreements

All of our officers and directors serve on an at-will basis.

COMMITTEES

The Board has not established any committees. The functions of the audit committee are currently performed by the Board of Directors, with assistance by expert independent accounting personnel. The Company is not currently subject to any law, rule or regulation requiring that it establish or maintain an audit committee.

The Board intends to establish audit, nominating and compensation committees upon the effective installation of the Incoming Directors to the Board. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving salary and benefit policies (including stock options), including compensation of the Company’s executive officers.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. We are not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

DATED: May 1, 2009

CHINA XD PLASTICS COMPANY LIMITED

By:	/s/ Jie Han
Jie Han Chief Executive Officer